UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

Special Edition Success in Italy for CreoScitex
Computer-to-Plate Systems for Newspapers

Vancouver, CANADA (August 22, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announces a major sale of seven Trendsetter® NEWS computer-to-plate systems to Gruppo Seregni, a leading company in the Italian newspaper printing business. Newspaper publishers around the world are discovering the Trendsetter NEWS system, the first thermal platesetter developed exclusively for newspaper applications. The Trendsetter NEWS platesetter is the industry's fastest thermal system, imaging more than 200 plates per hour with the award-winning SQUAREspot™ thermal imaging head for supreme quality and consistency from plate to plate.

Gruppo Seregni owns nine different Italian printing companies, including SIES, NUOVA SAME, SATIM and STS. Six months after installing two CreoScitex thermal CTP systems at SIES, Gruppo Seregni purchased seven additional Trendsetter NEWS platesetters during Grafitalia 2001, Italy's printing and prepress industry trade show. The first of the new platesetters will join the two already in production at the Milan plant of SIES for publishing Il Giornale, Libero, L'Unità, Leggo Milano, Bloomberg Investimenti and Borsa & Finanza.

"We were impressed with the imaging quality of the SQUAREspot™ thermal heads and the fact that we can now work in full daylight conditions with no plate-exposure concerns," says Giuseppe Marchetti, Factory Manager of SIES. "The CreoScitex team is very professional and is helping us to develop solutions. They work with us as a partner."

The Milan plant of NUOVA SAME will install three Trendsetter NEWS systems for printing Il Giorno, La Stampa, Tuttotris, Lo Sportman and La Gazzetta di Lecco. The fifth Trendsetter NEWS system will be installed in Milan by SATIM, which prints Il Mattino di Napoli, La Padania, Il Popolo and Sport e Scommesse. STS, a large newspaper publisher in Catania that prints local editions of Il Corriere della Sera, La Gazzetta dello Sport, La Stampa, Il Giornale, Libero, Italia Oggi and Milano e Finanza will install the last two platesetters.

Several other Italian newspaper publishers also recently invested in the Trendsetter NEWS platesetter. Litosud purchased two systems for its Rome facility, and another for its Bergamo operation. Il Messaggero Veneto of Udine purchased two, and Il Piccolo of Trieste and Diffusioni Grafiche of Alessandria each purchased one system.

Newspaper printers have been quick to recognize the benefits of the Trendsetter NEWS systems with its quality imaging and high-speed plate production. Available in four models, the Trendsetter NEWS system loads and unloads plates automatically and uses a flexible, standard file-format interface to newspaper production systems. Optimized for speed without sacrificing quality, the models produce from 70 broadsheet plates per hour to over 200 broadsheet plates per hour to meet the most demanding needs of any newspaper printer. The accuracy of CreoScitex SQUAREspot thermal imaging heads offers greater consistency and repeatability than other plate-imaging methods, and allows for increased throughput, product quality, and profitability.

Trendsetter NEWS Imaging Plates Around the World

Other new Trendsetter NEWS system owners include Amper Druck in Germany. In Asia Pacific, one of Singapore's largest printers, KHL Printing Co Pte Ltd, installed two Trendsetter NEWS systems for the production of the Today Newspaper. FEP Printing Corporation, one of the Philippines' largest printers, also purchased the Trendsetter NEWS platesetter for the production of The Inquirer, the country's largest newspaper.

In the Americas, publishers of The Hartford Courant of Hartford, Connecticut and The Salt Lake Tribune of Salt Lake City, Utah, have each installed a Trendsetter NEWS system. In Maricaibo, Venezuela, C.A. Diario Panorama installed two Trendsetter NEWS systems to produce their daily newspaper.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: August 22, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary